FOR MORE INFORMATION:
Ringo Ng
852-2764-3622
ringong@ljintl.com

FOR IMMEDIATE RELEASE
MARCH 12, 2010
LJ INTERNATIONAL TO PRESENT AT ROTH CAPITAL
PARTNERS 2010 OC GROWTH STOCK CONFERENCE
HONG KONG, March 12, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that Ringo Ng, Chief Financial Officer, will present at the Roth Capital Partners 22nd Annual OC Growth Stock Conference. The conference will be held March 15 — 17 at The Ritz Carlton Laguna Niguel in Dana Point, CA.
Mr. Ng will be making his presentation on March 15, 2010 at noon Pacific Time / 3:00 pm Eastern Time. The presentation will be broadcast live on the internet at http://www.wsw.com/webcast/roth23/jade/.
Founded in 1984, Roth Capital Partners, LLC is an independent investment bank dedicated to emerging growth companies in the small and micro-cap market. For more information about the conference, see http://www.roth.com/main/Page.aspx?PageID=7226.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
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